Exhibit 14.1


ITIS Holdings Inc. Executive Code of Ethics


As members of the management team of ITIS, we are uniquely capable and empowered to ensure that all shareholders' interests are appropriately balanced, protected, and preserved. This code provides principles to which management is expected to adhere and advocate. They embody rules regarding individual and peer responsibilities, as well as responsibilities to employers, the public, and our shareholders.

All members of the management team of ITIS will:

1. Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2. Provide information as appropriate to others that is accurate, complete, objective, relevant, timely, and understandable.

3. Exert their best efforts to comply with rules and regulations of federal, state, and local governments, and other appropriate private and public regulatory agencies.

4. Act in good faith, responsibly, and with due care, competence, and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated.

5. Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage.

6. Share knowledge and maintain skills important and relevant to the needs of ITIS and its stockholders.

7. Proactively promote ethical behavior as a responsible partner among peers, in the work environment, and in the community.

8. Achieve responsible use of and control over all assets and resources employed or entrusted.

All members of the management team of ITIS Holdings Inc. are accountable for adherence to this Code. In that regard, prompt internal reporting of violations of the Code should be made to the Company's Chief Executive Officer, Chief Financial Officer, and Chairman of the Audit Committee.

Adopted by management of ITIS Holdings Inc. on January 1, 2003 and approved by the Board of Directors on March 6, 2003.


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